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                            April 27, 2022

       Albert Foreman
       Chief Executive Officer
       Tuatara Capital Acquisition Corporation
       655 Third Avenue, 8th Floor
       New York, NY 10017

                                                        Re: Tuatara Capital
Acquisition Corporation
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed April 14,
2022
                                                            File No. 333-262628

       Dear Mr. Foreman:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 1, 2022 letter.

       Amendment No. 2 to Form S-4 filed April 15, 2022

       Questions and Answers About the Transaction Proposals for Tuatara Shareholders
       Do I Have Redemption Rights?, page 22

   1. We note on page 151 you discuss the uncertainty of the tax consequences upon non-
                                                        redeeming public
shareholders receiving Additional Shares issued by Tuatara on a pro-
                                                        rata basis for up to 1
million shares of common stock. Please add a Q&A that discusses this uncertainty and
the risk that non-redeeming public shareholders may be subject to tax upon the receipt of
such shares. In addition, we note that you intend to treat the receipt of Additional
Shares by non-redeeming public shareholders as a non-taxable stock dividend even if the
domestication proposal is not adopted. In light of your intention, please include an
opinion of tax counsel supporting such position.
 Albert Foreman
Tuatara Capital Acquisition Corporation
April 27, 2022
Page 2
If I am a warrant holder, can I exercise redemption rights with respect to my warrants?, page 26

2. We note your response to prior comment 1 and reissue it. Tuatara's current common stock price is very near the $10 redemption price that could trigger the $0.10 per warrant redemption value, at a time when the public warrants trading price greatly exceeds the warrant redemption value by over 300%. Clarify that public warrant holders may be at significant risk of devaluation related to their warrants giving the current market prices and conditions should they not sell their public warrants on the open market prior to the redemption of such warrants.
Accounting Treatment, page 49

3. We note that per the terms of the amended and restated merger agreement Tuatara shareholders will own a majority of the New SpringBig common shares under the no redemption scenario. In light of this change, please provide us with an updated analysis as to how you determined that SpringBig is the accounting acquirer under the no redemption scenario. In your response, also explain further your response to comment 5 in your
         February 10, 2022 letter where you indicated that SpringBig's directors will represent a majority of the non-independent directors of the new board. Clarify how this factored into your analysis considering SpringBig will have only 3 of the 7 board seats following the merger and as it appears that Tuatara's Class B shareholders will be approving the election of the independent directors. Refer to ASC 805-10-55-12.
Background of the Business Combination, page 114

4. We note that there were several items that changed in the most recent amended and restated merger agreement, such as a reduced enterprise value for SpringBig, reduced consideration to be paid to SpingBig equity holders, forfeiture of up to 1 million shares of common stock by the SPAC sponsor, and non-redeeming public shareholders receiving a pro-rata share of 1 million of common stock upon the close of the business combination.
         Please provide greater details as to why and how these changes came about. For example, you reference "changing general economic and market conditions" on page 120 and later the use of an updated benchmarking analysis by your board. Please provide more details of the economic and market conditions that prompted further negotiations of the terms of the merger and change valuations. Further, please clarify whether the financial projections provided by the management of SpringBig were revised or updated to account for any recent trends, events or uncertainties.
Business of SpringBig, page 202
FirstName LastNameAlbert Foreman
5. You state in your response to prior comment 4 that your clients frequently upgrade soon
Comapany
       afterNameTuatara   Capital
            becoming client.      Acquisition
                              Please          Corporation
                                     explain further to us, and revise your
disclosure here, to
       describe
April 27,       the type
          2022 Page 2 of upgrades being made to your subscription agreements. FirstName LastName
 Albert Foreman
FirstName   LastNameAlbert   Foreman
Tuatara Capital  Acquisition Corporation
Comapany
April       NameTuatara Capital Acquisition Corporation
       27, 2022
April 327, 2022 Page 3
Page
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Other Key Operating Metrics, page 219

6. You state in your revised disclosures to comment 4 that net revenue retention rate indicates expansion and growth within the business without relying on new clients.
         However, the calculation provided in your response begins with the average of the opening quarterly MRR for the 12-month period and each quarter appears to include new clients obtained in the prior quarter. So it remains unclear why you believe this measure reflects the retention and growth for only your existing customers and how you determined that this measure does not also reflect revenue growth from new customers during the 12-month period. In addition, the opening balances used in your calculation include the net activity from existing client, which you then include again in calculating the trailing 12-month net dollar retention rate. So it appears that these adjustments are reflected twice in your calculations. Please explain further and revise your disclosures as necessary to ensure that your disclosures adequately support the calculations provided in your response and clearly address how this is a retention measure.
7. We note from your response to prior comment 6 that excess use revenue ranged from 26%
         - 37% throughout fiscal 2020 and 2021. As the percentage of excess usage revenue may vary at each period end for which you are providing comparable metric data, please revise to disclose the percentage of excess usage revenue to total revenue for each period in which you provide this metric rather than refer to the historical amount of "approximately
         30%."
Results of Operations, page 221

8. We note your revised disclosures in response to prior comment 5 where you attribute the decrease in the net revenue retention rate from fiscal 2020 to fiscal 2021 to the high level of client upgrades in fiscal 2020. However, it appears from the calculations provided in response to comment 6 that client upgrades were also strong in fiscal 2021, but were offset by an increase in lost clients. Please revise to further explain the decrease in your net revenue retention rate for each period presented and clarify how lost clients impacted such measure.
 Albert Foreman
FirstName   LastNameAlbert   Foreman
Tuatara Capital  Acquisition Corporation
Comapany
April       NameTuatara Capital Acquisition Corporation
       27, 2022
April 427, 2022 Page 4
Page
FirstName LastName
        You may contact Dave Edgar, Senior Staff Accountant, at (202) 551-3459 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at
(202) 551-3297 or Larry Spirgel, Office Chief, at 202-551-3815 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Leonard Kreynin, Esq.